UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2026

Commission File Number: 001-41776

SOLOWIN HOLDINGS

(Translation of registrant’s name into English)

Room 1910-1912A, Tower 3, China Hong Kong City

33 Canton Road, Tsim Sha Tsui, Kowloon

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Entry into a Material Definitive Agreement

On November 5, 2026, SOLOWIN HOLDINGS, an exempted company incorporated in the Cayman Islands (the “Company”), entered into a securities purchase agreement (the “SPA”) with Gemini Asia Holdings Limited (the “Purchaser”). Mr. Ling Ngai Lok (“Mr. Lok”), the Chairman of the Board of Directors (the “Board”) and Chief Executive Officer of the Company, is the ultimate beneficial owner of the Purchaser.

Pursuant to the SPA, the Purchaser agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to the Purchaser, an aggregate of 1,000,000 Class B ordinary shares, par value US$0.02 per share (the “Class B Ordinary Shares”), for a purchase price of US$1.20 per share, resulting in aggregate gross proceeds of US$1,200,000 (the “Private Placement”). The purchase price per Class B Ordinary Share is equal to approximately 70% of the closing price per Class A ordinary share, par value US$0.02 per share, of the Company (the “Class A Ordinary Shares”) on The Nasdaq Stock Market LLC on November 4, 2026, which was US$1.71 per Class A Ordinary Share. The closing of the Private Placement will occur on or around November 20, 2026, subject to the satisfaction or waiver of customary closing conditions.

As a result of the Private Placement, Mr. Lok will beneficially own 116,661 Class A Ordinary Shares and 1,156,858 Class B Ordinary Shares of the Company, including 19,800 Class B Ordinary Shares held by Fortune Dynasty Global Limited (“Fortune Dynasty”), a Seychelles company wholly owned and controlled by Ms. Xue Yao, over which Mr. Lok may be deemed to share voting power pursuant to an acting in concert agreement. Such shares will represent 57,959,561 votes, or approximately 95.17% of the aggregate voting power of the Company’s outstanding Class A and Class B Ordinary Shares. Mr. Lok disclaims beneficial ownership of the shares held by Fortune Dynasty except to the extent of his pecuniary interest therein, if any.

As disclosed above, Mr. Lok is a related party to the Private Placement. The Private Placement was reviewed and approved by the audit committee of the Board and the disinterested directors of the Company, with Mr. Lok recusing himself from all deliberations and voting on the transaction.

The Company intends to use the net proceeds from the Private Placement for general working capital and corporate purposes.

The Class B Ordinary Shares issued pursuant to the SPA have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and are being issued in an “offshore transaction” to a non-U.S. person in reliance on Regulation S promulgated under the Securities Act. The securities are subject to transfer restrictions and bear restrictive legends indicating that such securities have not been registered under the Securities Act and may not be offered, sold, pledged or otherwise transferred except in compliance with Regulation S, pursuant to an effective registration statement, pursuant to an available exemption from the registration requirements of the Securities Act, or to the Company, in each case in accordance with all applicable securities laws.

The Class B Ordinary Shares are not listed or traded on any securities exchange. Each Class B Ordinary Share carries fifty (50) votes, whereas each Class A Ordinary Share carries one (1) vote. Upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by the Purchaser to any person or entity that is not an affiliate of the Purchaser, the Class B Ordinary Shares validly transferred to such person or entity will automatically and immediately convert into an equal number of Class A Ordinary Shares, in each case in accordance with and subject to the Company’s currently effective memorandum and articles of association.

As previously disclosed in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2026, the Company, as a foreign private issuer, has elected to rely on home country practice under Nasdaq Listing Rule 5615(a)(3) in lieu of certain Nasdaq corporate governance requirements, including Nasdaq Listing Rules 5635(c), 5635(d) and 5640. Accordingly, the Company did not convene a general meeting of shareholders to approve the Private Placement.

The SPA includes customary representations, warranties and covenants by the Company and the Purchaser, and customary indemnification obligations of each party.

The foregoing description of the SPA does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the SPA, which is filed as Exhibit 10.1 to this report on Form 6-K.

This report does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Incorporation by Reference

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-282552) and the Company’s registration statement on Form S-8 (File No. 333-275337) and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
10.1	Securities Purchase Agreement, by and between the Company and Gemini Asia Holdings Limited, dated November 5, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2026	SOLOWIN HOLDINGS

/s/ Feixuan Xia
	Name:	Feixuan Xia
	Title:	Chief Financial Officer

3